Exhibit 99-2
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                               [GRAPHIC OMITTED]
                                    VocalTec


                     VocalTec Announces Reverse Stock Split


HERZLIA, Israel, November 25, 2005 - VocalTec Communications Ltd. (Nasdaq: VOCL) ("VocalTec"), a telecom equipment provider offering carrier class packet voice solutions, today announced a reverse stock split of its issued and outstanding share capital of 1:13, resulting in a total of 4,642,007 issued and outstanding ordinary shares. The foregoing reverse stock split followed the issuance by VocalTec on November 24, 2005 of an aggregate of 45,259,569 ordinary shares to the shareholders of Tdsoft Ltd. ("Tdsoft") pursuant to the closing of the acquisition among VocalTec, Tdsoft and the shareholders of Tdsoft on November 24, 2005. As a result of the reverse stock split, the par value of the ordinary shares of VocalTec will be increased from New Israeli Shekel 0.01 per shares to New Israeli Shekel 0.13 per share. The new ticker of VocalTec's ordinary shares on the Nasdaq Capital Market, effective on Monday, November 28, 2005, will be VOCLD. The reverse stock split will become effective immediately before trading begins on Monday, November 28, 2005. Any fractional shares resulting from the foregoing reverse stock split will be rounded to the nearest whole number.

The reverse stock split of VocalTec's issued and outstanding shares is being effected by VocalTec in order for its shares to be listed on the Nasdaq Capital Market (which listing is subject to the closing bid price of VocalTec's shares on the Nasdaq Capital Market on Monday, November 28, 2005 being not less than $4.00 per share).


NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, integration of the operations and personnel of VocalTec and Tdsoft, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, the need to raise additional funds to sustain operations of the combined company, possible inability of the combined company to meet the initial or the continued listing requirements of the Nasdaq

Capital Market, and other risks detailed in VocalTec Communications' reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



About VocalTec

VocalTec Communications Ltd. (VocalTec), pioneer of the VoIP industry, provides its customers with proven and innovative voice and multimedia infrastructure solutions. The VocalTec experts have recently been joined by Tdsoft's experienced team. The combined company continues to provide a suite of VoIP, voice over packet, multimedia and gateway solutions assisting vendors, system integrators and service providers as telecommunications infrastructure evolves into Next Generation Networks (NGN) and IP Multimedia Subsystem (IMS). The company has appointed a new management team comprising Tdsoft and VocalTec veterans. Investors include Cisco Systems, Harbourvest Partners, Deutsche Telecom, Apax Partners and Gemini. Further information about VocalTec can be found at http://www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders.

VocalTec Communications Ltd.
Dan Ostroff
VP Marketing & Sales
+ 972-9-9703888
dan@tdsoft.com

Carmen Deville
Investor Relations
 +972-9-9707885
carmen@vocaltec.com